a2a
energie in comune

RECEIVED
2009 MAR 25 A 6:51

SUPPL

FILE NO. 82-4911

[redacted]

09045613

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 20, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Alberto Sepe

p. // Maria Angela Nardone //

Encl.

JLW 3/26

Cod. 5986127 - 6.2008

AEROPORTI DI MILANO
SEA
LINATE E MALPENSA

a2a
energie in comune

Press Release

SEA ACQUIRES 49% OF MALPENSA ENERGIA

Milan, 20 March 2009. Yesterday evening, March 19, 2009, SEA S.p.A. acquired from A2A S.p.A. 49% of the share capital of Malpensa Energia S.r.l., the company which has a sub concession to manage the cogeneration plants at the airports of Malpensa and Linate.

Following this transaction of Euro 4.4 million value, SEA rises from 51% to 100% of the share capital of Malpensa Energia.

A2A, through the sale of this minority shareholding, continues in the implementation of its plan of company rationalisation.

The transaction is subject to authorization from the competent antitrust authorities.

For further information:
A2A S.p.A.
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu